Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

May 15, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy's Laboratories Launches its Generic Semaglutide Injection in Canada.”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	AISHWARYA SITHARAM	PRIYA K
Hyderabad - 500034. Telangana, India.	AISHWARYASITHARAM@DRREDDYS.COM	PRIYAK@DRREDDYS.COM

Dr. Reddy's Laboratories Launches its Generic Semaglutide Injection in Canada

•	The launch follows Dr. Reddy’s receipt of the Notice of Compliance (NOC) from Health Canada on April 28th, 2026, marking the company’s readiness to serve Canadian patients

•	Dr. Reddy’s is the first company to receive Health Canada approval for generic Semaglutide Injection in Canada

•	Canada is the first G7 country to grant market authorization for generic Semaglutide Injection

HYDERABAD, INDIA & MISSISSAUGA, ONTARIO, May 15, 2026 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced the launch of its generic Semaglutide Injection in Canada. Dr. Reddy’s is among the first companies to introduce a generic Semaglutide Injection in the Canadian market, following the Notice of Compliance (NOC) received from Health Canada on April 28th, 2026. Canada is the first G7 country to grant market authorization for Semaglutide Injection. The launch demonstrates Dr. Reddy’s readiness to ensure patient access following approval.

In Canada, Dr. Reddy’s Semaglutide Injection* is indicated for the once-weekly treatment of adults with type 2 diabetes mellitus, to improve glycemic control in combination with diet and exercise. It is supplied as a sterile solution for subcutaneous injection in a pre-filled pen, available in 2 mg/pen and 4 mg/pen strengths, each delivering Semaglutide at a concentration of 1.34 mg/ml. The 2 mg/pen is designed to deliver 0.25 mg or 0.5 mg doses, while the 4 mg/pen delivers 1 mg doses per injection.

Erez Israeli, Chief Executive Officer, Dr. Reddy’s, said: “We are pleased to launch our generic Semaglutide Injection in Canada, within days of receiving Health Canada approval. The milestone highlights our readiness to serve the Canadian patients, supported by our deep expertise in complex drug and peptide development. With a well-established presence and strong market access capabilities in Canada, we remain committed to bringing advanced, high-quality, and affordable GLP-1 therapies closer to patients. The Canada launch builds on the momentum of our recent launch in India under the brand name Obeda®. As GLP-1 therapies continue to be a key focus area for us, we are actively working to expand access across multiple global markets.”

* Semaglutide Injection (semaglutide) is indicated for the once-weekly treatment of adult patients with type 2 diabetes to improve glycemic control, in combination with

•	diet and exercise in patients for whom metformin is inappropriate due to contraindication or intolerance

•	metformin, when diet and exercise plus maximal tolerated dose of metformin do not achieve adequate glycemic control

•	metformin and a sulfonylurea, when diet and exercise plus dual therapy with metformin and a sulfonylurea do not achieve adequate glycemic control

•

metformin or a sulfonylurea and a sodium-glucose cotransporter 2 inhibitor (SGLT2i), when diet and exercise plus metformin or a sulfonylurea, in addition to an SGLT2i, do not achieve adequate glycemic control

•	basal insulin with metformin, when diet and exercise plus basal insulin with metformin do not achieve adequate glycemic control

Semaglutide has not been studied in combination with prandial insulin (short acting). Semaglutide Injection is not a substitute for insulin. Semaglutide Injection should not be used in patients with type 1 diabetes mellitus (formerly known as insulin-dependent diabetes mellitus or IDDM) or for the treatment of diabetic ketoacidosis.

Please consult the product monograph for complete prescribing information, warnings and precautions, adverse reactions, and contraindications.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait,’ we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include - USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31,2025. The company assumes no obligation to update any information contained herein.